UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March, 2004 (Report No. 2)
Commission File Number 0-29742

RETALIX LTD.
(Formerly Point of Sale Ltd.)
(Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The contents of Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-09840; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-12146; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-14238; and (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-109874.

CONTENTS

This report on Form 6-K of the Registrant consists of the following document, which is hereby attached hereto and incorporated by reference herein:

99.1 Unaudited pro forma combined condensed financial statements of Retalix Ltd. for the year ended December 31, 2003.

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2004	Retalix Ltd. (Registrant) BY: /S/ Guy Geri —————————————— Guy Geri, Controller

Exhibit 99.1

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Retalix Ltd. (“Retalix”) nor OMI International, Inc. (“OMI”) undertakes any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties which may affect such forward-looking statements, please refer to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2002, as it might be amended from time to time. Retalix undertakes no obligation to publicly release the results of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date thereof, or to reflect the occurrence of unanticipated events.

The unaudited pro forma combined condensed statement of income, combines the historical consolidated statements of income of Retalix and OMI as if the acquisition had occurred on January 1, 2003. The unaudited pro forma combined condensed balance sheet combines the historical consolidated balance sheet of Retalix and the historical consolidated balance sheet of OMI, portraying the acquisition as if it had occurred on December 31, 2003.

The unaudited pro forma combined condensed financial statements were prepared using the purchase method of accounting. The allocation of the purchase price as reflected in these unaudited pro forma combined condensed financial statements is based upon the fair value of assets acquired and liabilities assumed as of the date of acquisition.

Amounts allocated to goodwill may change as a result of adjustments in respect of changes in the estimates for the liabilities for integration activities as well as an election that could be executed for tax purposes and which is discussed in the notes to these unaudited pro forma combined condensed financial statements.

The unaudited pro forma combined condensed financial statements are not necessarily indicative of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of both Retalix and OMI.

RETALIX LTD.

Unaudited Pro Forma Combined Condensed Balance Sheet
For the year ended December 31, 2003
(U.S. dollars in thousands)

	Retalix	OMI	Adjustments	Note	Pro forma

A s s e t s
CURRENT ASSETS :
Cash and cash equivalents	46,093	232	(13,714)	(a)	32,611
Marketable securities	5,035				5,035
Accounts receivable:
Trade	20,920	2,041			22,961
Other	1,813	508			2,321
Inventories	1,053				1,053
Deferred income taxes	2,402		145	(b)	2,547

T o t a l current assets	77,316	2,781	(13,569)		66,528

NON-CURRENT ASSETS:
Marketable securities - bonds	3,519				3,519
Deferred income taxes	1,286		18	(b)	1,304
Long-term receivables	1,054				1,054
Amounts funded in respect of employee
rights upon retirement	3,733				3,733
Other	432				432

	10,024		18		10,042

PROPERTY, PLANT AND EQUIPMENT, net	10,129	486			10,615

GOODWILL	19,055		17,110	(c)	36,165
OTHER INTANGIBLE ASSETS, net of accumulated
amortization	4,079		1,715	(c)	5,794

	120,603	3,267	5,274		129,144

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit	5,677				5,677
Current maturities of long-term bank loans	3,368				3,368
Accounts payable and accruals:
Trade	5,138	454			5,592
Employees and employee institutions	4,882				4,882
Current maturities of other liabilities	2,439				2,439
Other	6,510	284	430	(d)	7,224
Deferred revenues	3,572	1,822			5,394

T o t a l current liabilities	31,586	2,560	430		34,576

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	4,700				4,700
Employee rights upon retirement	5,405				5,405
Other liabilities, net of current maturities	1,149		141	(b)	1,290

T o t a l long-term liabilities	11,254		141		11,395

T o t a l liabilities	42,840	2,560	571		45,971

MINORITY INTERESTS	2,117				2,117

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares	3,704	1	52	(e)	3,756
			(1)	(e)
Additional paid in capital	41,864		5,358	(e)	47,222
Retained earnings	30,073	706	(706)	(e)	30,073
Accumulated other comprehensive income	5				5

T o t a l shareholders' equity	75,646	707	4,703		81,056

	120,603	3,267	5,274		129,144

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

RETALIX LTD.

Unaudited Pro Forma Combined Condensed Statement of Income
For the year ended December 31, 2003
(U.S. dollars in thousands, except per share data)

	Retalix	OMI	Adjustments	Note	Pro forma

REVENUES :
Product sales	58,432	3,222			61,654
Services and projects	33,625	10,647			44,272

T o t a l revenues	92,057	13,869			105,926

COST OF REVENUES:
Cost of product sales	16,576	2,989	441	(1)	20,006
Cost of services and projects	12,440	6,964			19,404

T o t a l cost of revenues	29,016	9,953	441		39,410

GROSS PROFIT	63,041	3,916	(441)		66,516

OPERATING EXPENSES (INCOME):
Research and development expenses - net	18,344	3,774			22,118
Selling and marketing expenses	21,542	1,090	40	(1)	22,672
General and administrative expenses	13,345	2,470	17	(1)	15,832
Other general expenses - net	62				62

T o t a l operating expenses	53,293	7,334	57		60,684

INCOME (LOSS) FROM OPERATIONS	9,748	(3,418)	(498)		5,832
FINANCIAL EXPENSES - net	(95)	(25)	(175)	(2)	(295)
GAIN ARISING FROM ISSUANCE OF
SHARES BY A SUBSIDIARY	1,068				1,068

INCOME (LOSS) BEFORE TAXES ON
INCOME	10,721	(3,443)	(673)		6,605
TAXES ON INCOME	2,639		(473)	(3)	2,166

INCOME (LOSS) AFTER TAXES ON
INCOME	8,082	(3,443)	(200)		4,439
SHARE IN LOSSES OF AN ASSOCIATED
COMPANY	90				90
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES	288				288

NET INCOME (LOSS)	8,280	(3,443)	(200)		4,637

EARNINGS PER SHARE:
Basic	0.67			(4)	0.37

Diluted	0.63			(4)	0.35

WEIGHTED AVERAGE NUMBER OF
SHARES USED IN COMPUTATION OF
EARNINGS PER SHARE - in thousands:
Basic	12,323			(4)	12,549

Diluted	13,083			(4)	13,309

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

On January 2, 2004, Retalix acquired all of the outstanding capital stock of OMI. OMI is a provider of supply chain execution and warehouse management systems primarily for the U.S. grocery sector.

Retalix acquired OMI for total consideration in the amount of $ 19,124,000 (including estimated direct transaction costs amounting to $114,000). The consideration for the acquisition of OMI consisted of $ 13,600,000 in cash and 226,040 ordinary shares of Retalix, which represented approximately 1.7% of the issued and outstanding share capital of Retalix after giving effect to the issuance. The value of the shares issued was calculated based upon the average of the closing price of Retalix’s ordinary shares on Nasdaq, for the period beginning two days before the acquisition through two days after the acquisition. The cash consideration of $ 13,600,000 was financed out of Retalix’s existing cash resources.

The unaudited pro forma combined condensed balance sheet gives effect to the acquisition of OMI by Retalix as if it had occurred on December 31, 2003. The unaudited pro forma combined statements of income give effect to the acquisition between OMI and Retalix as if it had occurred on January 1, 2003. The unaudited pro forma combined condensed statement of income does not include any non-recurring charges directly attributable to the acquisition.

Retalix is entitled, until October 2004, to make an election with the U.S. Internal Revenue Service that would result in the step-up of the assets of OMI to their fair value as of the acquisition date, which could materially decrease OMI’s tax expense. Since Retalix has not yet determined whether it will pursue this election, the unaudited pro forma combined condensed financial statements do not give effect to such an election.

Adjustments to unaudited pro forma combined condensed balance sheet as of December 31, 2003.

(a)	$13,714,000 of the total consideration for the transaction was financed by Retalix’s existing cash resources.

(b)	Deferred tax assets and liabilities created as part of the acquisition.

(c)	The fair values of OMI’s net assets have been estimated for the purpose of allocating the purchase price and determining the pro forma effect of the acquisition on the unaudited combined condensed financial statements. The estimated purchase price of $19,124,000 has been calculated and assigned to the net tangible and intangible assets acquired as follows:

		U.S.$ in thousands

Purchase price calculation:
Retalix average market price per share	$23.93
Number of shares issued	226,040

Total share consideration		5,410
Cash consideration		13,600
Estimated direct transaction costs		114

Total purchase price		19,124

Purchase price allocation to net tangible and intangible
assets acquired and to goodwill:

Net tangible assets		299
Identified intangible assets (*):
Technology		1,160
Customer rights		380
Trademark		120
Others		55
Goodwill (*)		17,110

Total		19,124

(*)	Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets. The unaudited pro forma combined condensed statement of operations does not reflect the amortization of goodwill acquired in the acquisition consistent with the guidance in the Financial Accounting Standards Board (FASB) Statement No. 142, “Goodwill and Other Intangible Assets”. Amortization of identifiable intangible assets has been provided over 3-7 years, representing the estimated useful lives. The integration of OMI and Retalix operations may result in additional accruals for involuntary employee termination costs and/or facilities closures in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3. Such accruals and/or adjustments would change the allocation of the purchase price to goodwill.

(d)	Provisions mainly in respect of facilities closures and for involuntary employee termination costs.

(e)	Elimination of all components of OMI’s shareholders’ equity and the issuance of Retalix’s ordinary shares.

Adjustments to unaudited pro forma combined condensed statement of income.

(1)	Amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition of OMI. Intangible assets are amortized on a straight-line basis over 3-7 years (see (c) above).

(2)	Estimated reduction in interest income due to Retalix’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition.

(3)	Reflecting the tax effect of the pro forma adjustments, using the applicable tax rate.

(4)	The calculation of the weighted average number of shares for pro forma basic and diluted earnings per share gives effect to the issuance of 226,040 Retalix ordinary shares in the transaction, assuming these were issued on January 1, 2003.